UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CONSTELLATION ENERGY PARTNERS LLC

(Name of Issuer)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Charles A. Berardesco Senior Vice President, General Counsel and Corporate Secretary Constellation Energy Group, Inc. 100 Constellation Way Baltimore, MD 21202 Telephone: (410) 470-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 21038E 10 1	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Constellation Energy Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,918,894 shares*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,918,894 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,918,894 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON HC; CO

*	Constellation Energy Group, Inc. also may be deemed to beneficially own 489,286 units representing Class A limited liability company interests and the Class C limited liability company interests in Constellation Energy Partners LLC, which may be converted into common units upon the occurrence of certain events set forth in the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, which is incorporated herein by reference.
**	The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, that 23,788,300 shares of Class B limited liability company interests were outstanding.

SCHEDULE 13D

CUSIP NO. 21038E 10 1	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Constellation Energy Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,918,894 shares*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,918,894 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,918,894
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON HC; OO—limited liability company

*	Constellation Energy Partners Holdings, LLC also may be deemed to beneficially own 489,286 units representing Class A limited liability company interests and the Class C limited liability company interests in Constellation Energy Partners LLC, which may be converted into common units upon the occurrence of certain events set forth in the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, which is incorporated herein by reference.
**	The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, that 23,788,300 shares of Class B limited liability company interests were outstanding.

This Amendment No. 1 (this “Amendment No. 1”) to that certain Schedule 13D filed with the Securities and Exchange Commission on December 5, 2006 (the “Schedule 13D”) is filed jointly by Constellation Energy Group, Inc., a Maryland corporation (“Constellation”), and Constellation Energy Partners Holdings, LLC, a Delaware limited liability company (“CEPH”, and together with Constellation, the “Reporting Persons”), and relates to common units representing Class B limited liability company interests (“Common Units”) of Constellation Energy Partners LLC, a Delaware limited liability company (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 to the Schedule 13D is amended to include the following: On June 21, 2011, CEPH entered into a Purchase Agreement (the “Purchase Agreement”) by and among CEPH, Constellation Energy Partners Management, LLC, a Delaware limited liability company, (“CEPM”), Constellation Energy Commodities Group, Inc., a Delaware corporation (“CECG”), and PostRock Energy Corporation, a Delaware corporation (“PostRock”), pursuant to which PostRock will acquire all of the 5,918,894 Common Units in the Issuer held by CEPH. Pursuant to the Purchase Agreement, PostRock will also acquire other membership interests in the Issuer from CEPM, which include all of the Class A Units, Management Incentive Interests and Class D Interests, each as defined in the Issuer’s Second Amended and Restated Operating Agreement (the “Issuer LLC Agreement”), held by CEPM. The consideration paid by PostRock for the interests will be $22,500,000, a portion of which consists of shares of PostRock common stock, with the number of shares to be issued to the CECG to be determined based on the average market price of PostRock’s common stock during the ten trading days prior to the closing date. PostRock will also issue warrants to CECG, pursuant to which CECG will have the right to acquire additional shares of PostRock common stock.

The transaction is subject to customary closing conditions, including approval of the transaction by the Board of Managers of the Issuer and approval of the issuance of the PostRock common stock by PostRock’s stockholders.

After the completion of the transaction, the Reporting Persons will have no further ownership interest in the Issuer and PostRock will own, in addition to the Common Units, Class A Units which will entitle PostRock to elect two of the five members of the Board of Managers of the Issuer, subject to the terms of the Issuer LLC Agreement.

Except as disclosed in the Schedule 13D and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended to include the following: As disclosed pursuant to Item 4 of this Amendment No. 1, the Reporting Persons are parties to the Purchase Agreement with PostRock pursuant to which, subject to the conditions set forth therein, they will sell the 5,918,894 Common Units owned by CEPH to PostRock.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

1.1	Purchase Agreement, dated June 21, 2011, by and among CEPH, CEPM, CECG and PostRock (filed herewith)

1.2	Joint Filing Agreement (incorporated by reference to Exhibit B to the Schedule 13D)

*    *    *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 1 concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Amendment No. 1 concerning any other signatories.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011.

Constellation Energy Group, Inc.

By:	/s/ Charles A. Berardesco
Name:	Charles A. Berardesco
Title:	Senior Vice President, General Counsel and Corporate Secretary

Constellation Energy Partners Holdings, LLC

By:	/s/ Charles A. Berardesco
Name:	Charles A. Berardesco
Title:	Secretary